

January 19, 2012

Via E-mail
Mr. Dennis R. Vigneau
Senior Vice President and Chief Financial Officer
Kemper Corporation
One East Wacker Drive
Chicago, IL 60601

Re: Kemper Corporation (formerly Unitrin, Inc.)
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 3, 2011
File No. 001-18298

Dear Mr. Vigneau:

We have reviewed your December 19, 2011 response to our November 22, 2011 letter and have the following comments.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Unitrin Direct, page 44

1.   Please revise your proposed disclosure provided in response to previous comment one to specifically indicate that you do not include investment income in your premium deficiency evaluations as required by ASC 944-60-50-1.

2.   In your response to previous comment one you indicate that a significant portion of Unitrin Direct's expense ratio relates to items that are expensed as incurred due, in part, to the direct marketing channel in which it operates and that its unamortized deferred policy acquisition costs are significantly lower than other property and casualty insurers that use commissioned agents to distribute their products. You also indicate that unamortized deferred policy acquisition costs for Unitrin Direct automobile polices were 4.0% of associated unearned premium revenues at September 30, 2011. Please explain these statements in the context of the information provided in Schedule III for Unitrin Direct. In this regard, at December 31, 2010 it appears that unamortized deferred policy acquisition costs for the entire Unitrin Direct segment of $39.9 million were 50.6% of

unearned premiums of $78.9 million when the same ratios for the Kemper and Unitrin Specialty segments appear to be only 17.5% and 14.1%, respectively. Clarify for us why no premium deficiency exists at the Unitrin Direct segment. In your response address how historical loss and LAE ratios of 75%-85% (excluding catastrophes) plus unamortized deferred policy acquisition costs of 50.6% at December 31, 2010 is not indicative of a premium deficiency. Please also tell us the nature of the expenses and the amounts of your deferred policy acquisition costs that comprise the $39.9 million balance at December 31, 2010.

Please contact Mark Brunhofer, Staff Accountant, at (202) 551-3638 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752, if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3651.

Sincerely,

/s/ Joel Parker

Joel Parker
Accounting Branch Chief